Sprott
Resource Lending Corp.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on May 11, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by the Board and as indicated in the management proxy circular of Sprott Resource Lending Corp. (the "Company") dated April 11, 2011 (the "Circular").**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment(s) or postponement(s) thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 1:00 PM, Eastern Daylight Time, on Monday, May 9, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00TBTD

Appointment of Proxyholder

I/We, being shareholder(s) of Sprott Resource Lending Corp., hereby appoint:
Peter Grosskopf, or failing him, **Jim Grosdanis**, or failing him, **Heather Laxton**,

OR

Print the name of the person you are appointing if this person is someone other than one of the Management Proxyholder nominees.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder(s) in accordance with the following direction(s) (or if no direction(s) have been given, FOR the proposed resolutions) and all other matters that may properly come before the Annual and Special Meeting of shareholders of the Company to be held at St. Andrew's Club & Conference Centre, Conservatory 2 Room, on May 11, 2011 at 1:00 p.m., Eastern Daylight Time, and at any adjournment(s) or postponement(s) thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

To elect the following individuals to the Board of the Company.

	For	Withhold		For	Withhold		For	Withhold
01. Robert G. Atkinson	☐	☐	02. Brian E. Bayley	☐	☐	03. W. David Black	☐	☐
04. Robert M. Buchan	☐	☐	05. John P. Embry	☐	☐	06. Peter F. Grosskopf	☐	☐
07. W. Murray John	☐	☐	08. Dale C. Peniuk	☐	☐	09. Stewart J. L. Robertson	☐	☐
10. A. Murray Sinclair	☐	☐						

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	For	Against
2. Appointment of Auditors To appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. Amendment of Annual Hurdle To adopt an ordinary resolution to amend the definition of "Annual Hurdle" in the partnership agreement among Sprott Lending Consulting LP, the Company and a wholly owned subsidiary of the Company dated September 7, 2010 to the following: "Annual Hurdle" means, for any fiscal year of the Partnership, an amount equal to the product of the Average Annual Net Asset Value of the Partnership for such fiscal year multiplied by the average yield of the Canadian 3 Year Generic Bond Index, (Bloomberg Ticker: GCAN3YR Index) or such successor index, or Canadian federal or provincial government bond having a term of approximately 3 years, as may be agreed to in writing by the Partners from time to time, not to exceed, in any case, a yield of 6.00%", as more particularly described in the Circular.	☐	☐

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	For	Against
4. Change of Province of Registered Office Location To adopt a special resolution, the text which is set forth in the schedule "A" to the Circular, authorizing the Company to amend its articles to change the province in which its registered office is located to the Province of Ontario, as more particularly described in the Circular.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.